MANAGEMENT DISCUSSION ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

JANUARY 31, 2025

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company", "Vizsla" or "Vizsla Silver") should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements as at and for the three and nine months ended January 31, 2025 and 2024 (the "Financial Statements"), which are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") have been condensed or omitted, and accordingly, these Financial Statements should be read in conjunction with the Company's audited consolidated financial statements for the years ended April 30, 2024 and 2023 ("Annual Financial Statements"). The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

In this MD&A, unless the context otherwise dictates, a reference to "us", "we", "our", or similar terms refers to the Company. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca. All dollar amounts are in Canadian dollars, the presentation currency of the Company, except where otherwise noted. The functional currency of the Company and its subsidiaries is disclosed in the notes to the Financial Statements. All references to "$", "CAD" and "dollars" refer to Canadian dollars, "US$" and "USD" refer to United States dollars, and "MXN" and "Pesos" refer to Mexican Pesos. The first, second, third and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3" and "Q4", respectively. "YTD 2025" refers to the nine months ended January 31, 2025 and "YTD 2024" refers to the nine months ended January 31, 2024. "Fiscal 2023", "Fiscal 2024" and "Fiscal 2025" refer to the years ended April 30, 2023, 2024 and 2025.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases, and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

This MD&A has been prepared by management and approved by the Board of Directors as of March 12, 2025 (the "MD&A Date"). This discussion covers the three and nine months ended January 31, 2025 and 2024 and the subsequent period up to the MD&A Date.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. The Company shares started trading on the Toronto Stock Exchange ("TSX") on November 7, 2024, under the symbol "VZLA", before that, the shares traded on the TSX Venture Exchange ("TSXV"). On January 21, 2023, Vizsla Silver Corp. was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is Suite 1723, 595 Burrard Street, Vancouver, BC V7X 1J1.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

NATURE OF BUSINESS (continued)

The Company has no substantial revenue and supports its operations through the equity funding or sale assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risks and Uncertainties" in this statement.

PLAN OF ARRANGEMENT - SPIN OUT VIZSLA ROYALTIES CORP.

On January 17, 2024, the Company announced an arrangement agreement with its subsidiary Vizsla Royalties Corp. ("Spinco", "Vizsla Royalties"), which holds a net smelter royalty (NSR) on the Panuco silver-gold project in Sinaloa, Mexico. Under the Arrangement, Vizsla Silver shareholders received one new Vizsla Silver share, one-third of a Spinco share, and one-third of a Spinco warrant for each Vizsla Silver share held. As a result, Spinco ceased being a wholly owned subsidiary of Vizsla Silver.

The Arrangement was approved by shareholders on June 17, 2024, received court approval on June 19, 2024, and the final TSX-V approval on June 20, 2024. Shareholders received one new Vizsla Silver share and 0.3333 Spinco shares for each Vizsla Silver share held as of June 21, 2024. The Arrangement was completed on June 24, 2024.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following: (a) Spinco will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco if required, (c) Spinco may exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% NSR on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires mineral properties within a two-kilometer boundary around the Panuco Project, it must offer Spinco an NSR on such mineral property to Spinco on terms proposed by Vizsla Silver.

Upon closing, the Company retained 83,000,000 shares of Spinco. The Company also received $470,081 in cash and 32,186,240 Spinco shares at $0.06 to offset a $2,079,393 loan, resulting in a gain on settlement of debt at $321,862 which is recognized as part of the gain from the spin out, increasing its total holdings to 115,186,240 shares (41.35% of Spinco's holdings). Spinco completed the non-brokered private placement on July 29, 2024, raising gross proceeds of $5 million. Spinco shares began trading on the TSX-V under the symbol VROY on August 26, 2024. Spinco consolidated its common shares at a 10-to-1 ratio, as approved by the Board on July 31, 2024.

In accordance with IFRIC 17, 80,493,651 shares and 80,493,651 warrants of Spinco were treated as a distribution of capital to the Company's shareholders, with a fair value of $6,669,084 (80,493,651 shares at $0.06 per share, totaling $4,829,619, and 80,493,651 warrants valued at $1,839,465 using the Black-Scholes pricing model). The retained interest in Spinco held by Vizsla Silver was fair valued at $6,911,174, based on 115,186,240 Spinco shares at $0.06 per share. As a result, the Company recorded a gain of $13,749,421 from the spin-out and a share of loss in associate and deemed disposal gain $1,092,519 in its condensed consolidated interim statements of loss and comprehensive loss for the nine months ended January 31, 2025, respectively.

The fair value of the Spinco's warrants was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 3.94%, expected volatility of 73.71%, and zero expected dividend yield for a 0.47-year term.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

INCENTIVE PLAN REWARDS, GRANTS, EXERCISE, AND CANCELLATION OF STOCK OPTIONS, WARRANTS, AND RSUs

During the nine months ended January 31, 2025, 14,987,837 warrants were exercised at a weighted average exercises price of $1.90 for proceeds of $28,132,138, and 4,097,722 options were exercised with weighted average exercise price of $1.28 for proceeds of $5,245,580. 160,000 options were cancelled. 83,915 warrants expired. 113,311 restricted share units ("RSUs") were exercised and converted to common shares at the vested price of $1.60. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company and 48,994 RSUs were cancelled. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day. No other options, warrants or RSUs were granted or exercised.

USE OF PROCEEDS

Net proceeds from the financing completed during fiscal 2023 of $41,998,303 and during fiscal 2024 of $32,271,861 were fully deployed for the drill program to increase the resources, conduct environmental assessments, complete geotechnical and hydrological drilling, social baseline work, and general and administration expenses.

Net proceeds from the financing completed during fiscal 2025 of $82,993,693 which comprised of bought deal public offering, over-allotment option and at-the-market offerings and net proceeds from the warrants and options exercised in fiscal 2024, and nine months ended January 31, 2025, totaling $35,503,565, will be deployed to continue the drilling program to upgrade and expand resources to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, development of our test mine and complete an environmental baseline study. The proceeds will also be allocated towards possible acquisitions of assets in Mexico.

Use of Proceeds	Fiscal 2023	Fiscal 2024	Fiscal 2025	Warrants and options exercised	Total
	$	$	$	$	$
Gross proceeds	45,021,982	34,500,000	88,912,770	35,503,565	203,938,317
Share issue costs	(3,023,679)	(2,228,139)	(5,919,077)	-	(11,170,895)
Net proceeds	41,998,303	32,271,861	82,993,693	35,503,565	192,767,422

Allocation
Exploration and development expenses on the Panuco-Copala project	(26,462,590)	(17,806,623)	-	-	(44,269,213)
Potential future acquisition	-	(2,668,009)	-	-	(2,668,009)
General and administrative expenses	(15,535,713)	(4,169,132)	-	-	(19,704,845)
	(41,998,303)	(24,643,764)	-	-	(66,642,067)
Total	-	7,628,097	82,993,693	35,503,565	126,125,355

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

USE OF PROCEEDS (continued)

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district. The Company also will continue with the resource/discovery-based drill program. A mineral resource update for the Panuco Project was released on January 8, 2024. The Company filed the Technical Report and Preliminary Economic Assessment (the "PEA"), in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The study was completed on July 24, 2024, and the NI 43-101 Technical Report was published on August 28, 2024. Subsequently, the Company filed an Updated Technical Report and PEA, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The study was completed on September 4, 2024, and the NI 43-101 Technical Report was published on February 20, 2025.

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of January 31, 2025, the transaction was closed.

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which the agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. The Company agreed to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of US$1,606,500.

Cash Payments will be made, and the La Garra Consideration Shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra Considerations Shares and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS) (continued)

	Cash	Shares
	US$
Signing of nonbinding LOI (i)	100,000
Closing of the transaction (ii)	-	257,937
October 30, 2024 (iii)	150,000	-
3 months from effective date (iv)	-	476,190
January 30, 2025 (v)	275,000	-
6 months from effective date	-	535,714
April 30, 2025	225,000	-
9 months from effective date	-	595,238
July 30, 2025	350,000	-
12 months from effective date	-	714,286
October 30, 2025	300,000	-
15 months from effective date	-	833,333
January 30, 2026	375,000	-
18 months from effective date	-	952,381
July 30, 2026	1,300,000	-
24 months from effective date	-	1,190,476
	3,075,000	5,555,555

(i) Paid on January 18, 2024.

(ii) Issued on October 16, 2024.

(iii) Paid on October 25, 2024.

(iv) Issued on January 16, 2025.

(v) Paid on January 22, 2025.

The Company has made two payments up to January 31, 2025 in connection with the tenement taxes owed to Governmental Entities: $1,095,768 (US$810,000) on March 6, 2024 and $1,092,806 (US$696,500) on May 17, 2024. In addition, the Company has made three payments up to January 31, 2025 in connection with the Cash Payments: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, $208,333 (US$150,000) on October 25, 2024 and $390,398 (US$275,000) on January 22, 2025. As of January 31, 2025, the Company has recognized exploration and evaluation assets of $17,622,287, an obligation to issue shares of $9,710,524, corresponding to the Consideration Shares to be issued, share capital of $1,811,851, corresponding to the Consideration Shares issued and the remaining liability to the sellers of $3,252,212 recorded as part of accounts payable and accrued liabilities, of which $1,645,171 is presented as current and $1,607,041 is presented as non-current, on the Condensed Consolidated Interim Statements of Financial Position. This acquisition also includes $70,699 of legal fees and other transaction costs incurred in relation to the acquisition.

Royalty Agreement

Within 90 days of the closing date, the Company and the Sellers will enter into a royalty agreement in a form satisfactory to the Parties, pursuant to which the Sellers will be granted a 1% net smelter returns royalty ("NSR") on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Pledge Agreement

Within 90 days of the closing date, the Company will execute and deliver to the Sellers a pledge and security agreement in a form satisfactory to the Company and the Sellers and take such other actions sufficient under applicable Laws to grant the Sellers a first priority lien on the Purchased Shares to secure the Company's obligations with regards to the acquisition costs.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Finder's fees

The finder's fees are 2% NSR of the project payable to an arm's length Mexican Company.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 9th, 2025, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI 43-101 compliant report available on SEDAR+ (February 20, 2025).

Panuco Project Resource Summary - January 9, 2025 (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured & Indicated	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1036	34.9	110.2	222,362	2,739
Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

Note:

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MINERAL RESOURCE ESTIMATE (continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Vein	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
Copala	1.88	442	3.09	0.08	0.15	684	8.92	26,744	187	1.4	2.9	41,418	540
Napoleon	0.36	161	2.34	0.51	1.41	404	4.55	1,853	27	1.8	5.1	4,638	52
Total Measured	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
Indicated
Copala	4.29	402	2.50	0.09	0.17	600	7.80	55,374	345	3.8	7.2	82,781	1,076
Tajitos	0.72	380	2.34	0.14	0.25	571	7.36	8,833	55	1.0	1.8	13,277	171
Cristiano	0.36	610	3.67	0.25	0.45	912	11.73	7,102	43	0.9	1.6	10,614	137
Copala Area Total	5.37	413	2.56	0.11	0.20	617	8.01	71,309	443	5.7	10.6	106,672	1,384
Napoleon	3.78	150	2.25	0.52	1.78	399	4.32	18,184	273	19.4	67.2	48,404	525
Napoleon HW	0.99	217	2.09	0.47	1.64	448	5.04	6,885	66	4.6	16.2	14,206	160
Luisa	0.49	143	2.12	0.31	1.44	364	4.08	2,238	33	1.5	7.0	5,693	64
Josephine	0.06	230	2.54	0.38	1.09	473	5.64	452	5	0.2	0.7	928	11
Cruz	0.03	145	2.01	0.38	2.01	380	4.03	154	2	0.1	0.7	403	4
NP Area Total	5.34	163	2.21	0.49	1.72	405	4.44	27,913	379	25.9	91.7	69,634	763
Total Indicated	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
Measured & Indicated
Total M&I	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1,036	34.9	110.2	222,362	2,739
Inferred
Copala	2.32	322	1.83	0.16	0.27	476	6.09	24,014	137	3.7	6.2	35,452	454
Tajitos	0.89	346	2.08	0.27	0.43	527	6.66	9,936	60	2.4	3.9	15,132	191
Cristiano	0.34	460	2.49	0.16	0.31	665	8.57	4,959	27	0.5	1.0	7,168	92
Copala Area Total	3.55	341	1.96	0.19	0.31	507	6.48	38,909	224	6.7	11.1	57,752	739
Napoleon	2.28	159	1.46	0.44	1.63	340	3.64	11,637	107	10.0	37.1	24,941	267
Napoleon HW	0.59	202	2.12	0.64	2.15	458	4.91	3,800	40	3.7	12.6	8,619	92
Luisa	2.83	132	2.24	0.28	1.24	355	4.05	12,049	204	8.1	35.2	32,307	369
Josephine	0.21	176	1.81	0.34	1.01	360	4.19	1,180	12	0.7	2.1	2,406	28
Cruz	0.35	171	3.58	0.30	1.64	510	5.92	1,907	40	1.0	5.7	5,676	66
NP Area Total	6.25	152	2.00	0.38	1.48	368	4.09	30,573	403	23.5	92.6	73,949	822
*San Antonio	0.30	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.40	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.
*Animas and San Antonio use metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MINERAL RESOURCE ESTIMATE (continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
300	1.61	505	3.70	0.15	0.33	803	10.37	26,174	192	2.4	5.4	41,645	538
250	1.80	468	3.48	0.15	0.35	749	9.67	27,069	201	2.7	6.2	43,259	559
200	1.99	435	3.24	0.15	0.35	698	8.99	27,848	207	3.0	7.0	44,665	575
150	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
120	2.40	376	2.83	0.14	0.35	606	7.80	28,966	218	3.4	8.3	46,731	601
100	2.52	361	2.71	0.14	0.34	583	7.48	29,201	219	3.5	8.6	47,151	605
Indicated
300	6.45	409	3.32	0.33	1.01	707	8.77	84,819	689	21.2	65.3	146,506	1,818
250	7.59	368	3.00	0.32	1.01	642	7.90	89,848	732	24.5	77.0	156,602	1,929
200	9.00	327	2.70	0.31	0.99	576	7.07	94,704	781	27.8	89.0	166,714	2,044
150	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
120	12.07	263	2.18	0.28	0.91	469	5.70	102,055	846	33.6	110.0	182,123	2,210
100	13.13	246	2.04	0.27	0.88	440	5.33	103,884	862	35.0	115.1	185,927	2,251
Inferred*:
300	4.98	336	2.94	0.39	1.25	615	7.43	53,734	471	19.5	62.4	98,509	1,190
250	6.18	297	2.61	0.36	1.20	549	6.59	59,000	519	22.5	74.0	109,085	1,309
200	7.70	259	2.30	0.34	1.14	485	5.78	64,200	570	26.0	87.5	120,017	1,431
150	9.80	221	1.99	0.31	1.06	418	4.95	69,482	627	30.1	103.7	131,701	1,561
120	11.26	200	1.80	0.29	1.02	381	4.49	72,324	653	33.1	114.4	138,018	1,626
100	12.38	186	1.68	0.28	0.97	357	4.18	74,139	667	35.1	120.5	141,975	1,665

Note:

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

*Does not include Animas or San Antonio

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced on February 17, 2023.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR+.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

Metallurgical Studies (continued)

Composite	Flowsheet	Displayed Values (%)	Extraction - percent		Reagent Cons. - kg/tonne feed
			Ag	Au	NaCN	Lime

Diorite MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate/ Cyanidation on Tails	Combined Float/CN	87.3*	89.4*	0.4-0.6*	0.8*

Andesite MC	Cyanidation of Flotation Concentrate on Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Combined Float/CN	94.1*	89.8*	0.4-0.6*	0.8*

Andesite Low MnOX MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.1	80.8	0.9	0.8

Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

Preliminary metallurgical testing of the Copala ore body was conducted, and results were released in a news release dated August 16, 2023, and posted on SEDAR+.

Process Option	Stage	Mass Recovery	Recovery (%)
		(%)	Ag	Au

Flotation Concentrate	Flotation + regrind +Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide Leach	Total	100	90.6	93.7

Summary of results from optimized test work for Copala ore body

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

EXERCISE OF OPTION AGREEMENTS

As of January 31, 2025, the Company fully owned the Panuco Property.

The mining concessions comprising of the Panuco Property include the Napoleon and Copala vein corridors, which have seen the majority of Vizsla Silver's exploration.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala and a portion of Napoleon veins are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% of the purchase price of those mining concessions.

During the three and nine month period ended January 31, 2025, the Company continued its exploration program at Panuco-Copala flagship project with a drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty-three targets thus far with 385,321 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 119 approved mining concessions covering a total area of 16,536.91 ha, and two applications for two mining concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also held 4,103 hectares on four concessions located west of the Panuco Project and 16,962 hectares in the newly consolidated, past producing La Garra District.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

GEOLOGY (continued)

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). Argon geochronology on plagioclase separates from two diorite samples from Panuco resolved chronological ages of 71.69 ± 2.38 Ma and 85.93 ± 13.76 Ma, whereas argon dating of potassium feldspar from the Panuco granite resolved an age of 52.60 ± 0.21 Ma. The age reported here for the Panuco granite is older than that reported by Enriquez et al, 2018 and Montoya et al, 2019 for the Piaxtla batholith whereas the age of the diorite overlaps that of the Socavon, Buelna and Portal members in San Dimas.

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

MINERALIZATION

Mineralization on the property comprises several epithermal quartz veins. To date approximately 88 kilometres of these veins have been traced by Vizsla Silver and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are ussually marked by clay gouge when they are emplaced along reactivated faults. The broader alteration envelope comprises propylitic alteration bearing chlorite, pyrite and epidote.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MINERALIZATION (continued)

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla Silver's geologists: some breccias containing grey quartz tend to occur at lower levels associated with fault structures whereas breccias with barren white quartz tend to occur at higher elevations. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena, and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. The mineralized zones are commonly crossed-cut by late-stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the newly identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

Adularia mineral separates, from each of Napoleon and Copala, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma, defining for the first time the timing for epithermal mineralization at Panuco. Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area agree with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows sericite alteration and silicification. The age of mineralization in San Dimas has been determined to be older, reporting adularia ages between 37.83 and 41.01 (Enriquez et al, 2018).

EXPLORATION UPDATE

Vizsla Silver uses a multi-phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey, followed by geologic mapping and rock sampling to identify areas of interest. The next phase is detailed mapping and systematic rock sampling in selected areas. Mapping and sampling of mine workings are occasionally performed depending on ground conditions. A total of 5,108 surface samples and 789 underground channel samples plus 851 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally developed ranking-matrix.

Since November 2019, over 43 prospects have been tested with 389,066 m drilled in 1,032 holes completed on HQ and NQ diameter. A total of 58,565 core samples plus 10,876 QA/QC controls have been analyzed to date.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

EXPLORATION UPDATE (continued)

Between September 2024 and January 2025, the company conducted resource expansion drilling in Copala and exploration drilling activities in two selected district targets in the northeast. The resource expansion drilling program started in August and was concluded in October and successfully expanded mineralization outside the PEA mine plan. The exploration drilling campaign in the northeast started in October and consists of approximately 10,500 metres of diamond drilling distributed in 35 holes; 4,111 metres in 13 holes were drilled as of January 31. Two diamond drill rigs are active on the property, with the ability to scale up depending on exploration success. The exploration drilling program is designed to test five high priority targets with multiple vein structures: San Dimas-Camelia, Animas-Triunfo, Galeana, San Fernando-Nacaral and El Roble-Oregano-La Whicha.

In terms of Project Development, in February 2024, Vizsla Silver started the PEA preparation. The study was completed on July 24,2024, and the NI 43-101 Technical Report was published on August 28, 2024. Vizsla is now advancing towards delivering a Feasibility Study in the second half of 2025.

On September 26, 2024, the company published its second annual Sustainability Report (ESG report), highlighting the Company's ongoing commitment to Environmental, Social and Governance practices. The Report provides detailed insights into Vizsla's performance and initiatives across three key pillars of sustainability - environmental stewardship, social responsibility, and ethical governance.

TEST MINING

Program Highlights

  Comprehensive Test Mining: Focused on underground ramp development, lateral access, and ore extraction from the 460-level zone on the Copala structure.
  Bulk Sampling: Approximately 10,000 tonnes of high-grade material is planned to be mined as part of the development. This material will be stockpiled on site and may be used for future metallurgical testing.
  Surface Infrastructure Development: Includes construction of portal facilities, access roads, and laydown areas, supporting efficient test mining operations.

Program Overview

The test mining program at Panuco, is focused on key areas of underground development and surface infrastructure designed to support the ultimate extraction and processing of bulk mineralization from Copala. The underground scope includes approximately 1,071 meters of ramp and lateral development, with 169 meters dedicated to ore development. Mining methods include portal and ramp preparation as well as ore development tunnels, designed for safe and efficient bulk sampling.

The Company commenced the Program on November 28, 2024 with the award of a bulk earthworks contract for the preparation of site roads, office and workshop locations, ore, waste and topsoil stockpile locations and the initial stripping of the box cut for the Copala portal.

The underground mining contract was awarded on 5 December and the contractor is currently mobilizing to site with the first personnel arriving on 9 December.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

TEST MINING (continued)

Both the earthworks and mining contracts have been awarded to well established Mexican contractors including:

  Earthworks Contract: Awarded to Electro Construcciones Ontiveros, S.A De C.V ("Econsa"), an experienced local contractor with proven capabilities in large-scale projects. Vizsla has been working with Econsa for the last 2 years for the rehabilitation of the historic El Coco mill site located within the Project boundary.
  Underground Mining Contract: Awarded to Obras Mineras y Tiros del Centro S.A. de C.V. ("OMyTC") a highly experienced underground mining contractor with a strong track record in Mexico. OMyTC will oversee ramp development, ore extraction, and underground infrastructure, ensuring the program's operational success

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, Ph.D. QP MMSA, VP Exploration for the Company, and a "Qualified Person" within the meaning of NI 43-101.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL RESULTS - NINE MONTHS ENDED JANUARY 31, 2025

During the nine months ended January 31, 2025, Vizsla recorded a comprehensive loss of $30,310,287 (2024: comprehensive loss of $9,576,839). Other comprehensive loss for the nine months ended January 31, 2025, included $28,721,090 of translation loss (2024: $3,094,358 translation gain) to translate the exploration and evaluation assets from Mexican pesos to Canadian dollars due to the fluctuations of the Mexican pesos.

Excluding non-cash items such as stock-based compensation and amortization, the net income in 2025 was $6,738,718 compared to net loss of $6,780,077 for 2024. This represents an increase of $13,518,795 in income from the prior year, mainly due a $13,749,421 gain on the spinout of Vizsla Royalties.

In 2025, general and administrative expenses increased compared to 2024, due to:

  The $327,776 increase in consulting fees is primarily due to payments made to consultants for debt facility negotiation, Mexican tax negotiation and other corporate matters.
  The $1,559,259 increase in marketing expenses is primarily due to new digital marketing initiatives and higher travel costs associated with marketing activities, trade shows, and conferences.
  The $547,215 increase in office and miscellaneous expenses is primarily due to higher general and administrative costs, along with additional travel expenses to support operational expansion.
  The $736,947 increase in professional fees is primarily due to the timing of audit fee billings and increased legal fees related to the higher volume of transactions in 2025 and the spin-out of Vizsla Royalties.
  The $553,805 increase in management fees is primarily due to an increase in fees paid to an executive.
  The $2,443,992 increase in share-based compensation as a result of the vesting of options granted in June 2024.

Some of the increases mentioned above have been partially offset by the following decreases:

  Exploration investigation expenses decreased by 135,050 due to the completion of the examination of a potential project.
  Foreign exchange gains increased by $446,071 due to a favourable exchange rate for expenses incurred in MXN pesos when converted to CAD.

Interest income in 2025 increased by $956,576 compared to 2024, primarily due to the existence of favorable interest rates and availability of higher cash.

Additionally, in 2025, there was a revaluation gain of $69,606 resulting from the change in fair value of Prismo shares (2024: loss of $714,224), a $13,749,421 gain from the spin-out of Vizsla Royalties (2024: $nil), $321,862 gain on Vizsla Royalties' debt settlement (2024: $nil), $651,408 share of loss of associate and $1,743,927 deemed disposal gain of associate (2024: $nil), Vizsla Royalties.

The fluctuations in foreign exchange are a result of the volatility observed in the exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL RESULTS - NINE MONTHS ENDED JANUARY 31, 2025 (continued)

The table below shows the major variances for the nine months ended January 31, 2025 and 2024:

	Nine months ended	Nine months ended
	January 31, 2025	January 31, 2024	Variance
	$	$	$
General and administrative expenses
Amortization	219,676	226,873	(7,197)
Consulting fees	1,607,501	1,279,725	327,776
Directors' fees	311,750	243,940	67,810
Exploration investigation	-	135,050	(135,050)
Foreign exchange (gain) loss	(55,775)	390,296	(446,071)
Insurance	510,141	533,382	(23,241)
Management fees	928,805	375,000	553,805
Marketing	4,241,573	2,682,314	1,559,259
Office and miscellaneous	1,290,556	743,341	547,215
Professional fees	1,251,015	514,068	736,947
Share-based compensation	8,108,239	5,664,247	2,443,992
Transaction costs	112,997	-	112,997
Transfer agent and filing	451,584	239,317	212,267
Travel and promotion	30,928	81,686	(50,758)

Other income (loss)
Interest income	2,108,842	1,152,266	956,576
Other income	77,543	-	77,543
Revaluation gain (loss) on investment in equity instruments	69,606	(714,224)	783,830
Gain on debt settlement	321,862	-	321,862
Gain on spin out of royalty interest	13,749,421	-	13,749,421
Share of loss of associate and deemed disposal gain	1,092,519	-	1,092,519

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL RESULTS - THREE MONTHS ENDED JANUARY 31, 2025

During the three months ended January 31, 2025 ("2025"), Vizsla recorded a comprehensive loss of $1,208,673, whereas the comprehensive loss for the same period in 2024 ("2024") was $2,687,610.

Excluding non-cash items such as stock-based compensation and amortization, the net loss for 2025 was $2,024,980 compared to $2,618,494 for 2024. This represents a decrease of $593,514 from the prior year.

In 2025, General and Administrative expenses increased compared to 2024, due to:

  The $528,805 increase in management fees is primarily due to primarily due to an increase in fees paid to an executive.
  The $1,168,097 increase in marketing fees is primarily due to new digital marketing initiatives and higher travel costs associated with marketing activities, trade shows, and conferences.
  The $244,124 increase in office and miscellaneous expenses is primarily due to higher general and administrative costs, along with additional travel expenses to support operational expansion.
  The $170,147 increase in professional fees was primarily due to the timing of audit fee billings and the spin-out of Vizsla Royalties.
  The $621,485 increase in share-based compensation as a result of the vesting of options granted in June 2025.

Some of the increases mentioned above have been partially offset by the following decrease:

  Exploration investigation expenses decreased by $135,050 due to the completion of the examination of a potential project.
  Consulting fees decreased by $150,054 due to reduced demand for consulting services during the quarter.
  Foreign exchange gains increased by $798,251 due to a favourable exchange rate for expenses incurred in MXN pesos when converted to CAD.

Interest income in 2025 increased by $244,811 compared to 2024, primarily due to the existence of favorable interest rates and availability of higher cash.

Additionally, in 2025, there was a revaluation loss of $148,796 due to the change in fair value of Prismo shares (2024: loss of $80,695), $89,888 share of loss of associate and $1,743,927 deemed disposal gain of associate, (2024: $nil) Vizsla Royalties.

The fluctuations in foreign exchange are a result of the volatility observed in the exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL RESULTS - THREE MONTHS ENDED JANUARY 31, 2025 (continued)

The table below shows the major variances for the three months ended January 31, 2025 and 2024:

	Three months ended	Three months ended
	January 31, 2025	January 31, 2024	Variance
	$	$	$
General and administrative expenses
Amortization	82,323	52,732	29,591
Consulting fees	592,019	742,073	(150,054)
Directors' fees	136,750	88,941	47,809
Exploration investigation	-	135,050	(135,050)
Foreign exchange (gain) loss	(657,571)	140,680	(798,251)
Insurance	202,105	156,619	45,486
Management fees	728,805	200,000	528,805
Marketing	2,443,208	1,275,111	1,168,097
Office and miscellaneous	474,817	230,693	244,124
Professional fees	453,944	283,797	170,147
Share-based compensation	2,024,462	1,402,977	621,485
Transaction costs	-	-	-
Transfer agent and filing	195,155	49,832	145,323
Travel and promotion	8,678	(39,664)	48,342

Other income (loss)
Interest income	970,144	725,333	244,811
Other income	77,543	-	77,543
Revaluation gain (loss) on investment in equity instruments	(148,796)	(80,695)	(68,101)
Gain on debt settlement	-	-	-
Gain on spin out of royalty interest	-	-	-
Share of loss of associate and deemed disposal gain	1,654,039	-	1,654,039

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q3 2025	Q2 2025	Q1 2025	Q4 2024
	$	$	$	$
Interest income	970,144	797,528	341,170	480,694
Net loss (income)	4,131,765	5,381,559	(7,924,127)	3,277,192
Net loss (income) per common share	0.01	0.02	(0.03)	0.02

	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	$	$	$	$
Interest income	725,333	312,089	114,844	633,734
Net loss	4,074,203	4,194,386	4,402,608	5,167,554
Net loss per common share	0.02	0.02	0.02	0.03

The fluctuations in net loss/(income) over the past eight quarters can be attributed to several factors, including increased exploration activities in Panuco-Copala, the expansion of office operations, transactions such as the spin out of Vizsla Royalties, acquisition of Goanna Resources and El Richard - San Enrique claims, and changes in the fair value of stock-based compensation. The net income in the first quarter of fiscal 2025 is due to the significant gain on spin out of Vizsla Royalties. Additionally, interest income has varied due to fluctuations in interest rates and the availability of cash flow for investment in short-term high-interest savings accounts. During Q2 and Q3 2025, the Company completed various rounds of financing for net proceeds of $82,993,693 which were invested in such instruments.

LIQUIDITY

The Company's cash and cash equivalents on January 31, 2025, were $126,125,355 compared to $37,548,304 on April 30, 2024. The Company had a working capital of $135,242,713 on January 31, 2025, compared to a working capital of $52,081,967 as at April 30, 2024.

During the nine months ended January 31, 2025, $2,136,538 was used in operating activities compared to $9,524,013 in 2024. $21,842,914 was used in investing activities during 2025 compared to $16,694,846 generated in 2024. $116,371,411 was generated from financing during 2025 compared to $1,052,148 in 2024.

The Company's financial instruments are cashable at any time without restriction.

The Company has a long-term payable associated with the required payments in connection to the acquisition of Goanna Resources.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

CAPITAL RESOURCES

The Company had 286,616,769 issued and outstanding common shares as of January 31, 2025 (April 30, 2024: 232,642,035).

Warrants

As of January 31, 2025, the Company had 365,411 warrants outstanding (April 30, 2024: 15,437,163).

During the nine months ended January 31, 2025, 14,987,837 warrants were exercised at a weighted average exercises price of $1.9 for proceeds of $28,132,138.

Options

As of January 31, 2025, the Company had 20,596,000 options outstanding (April 30, 2024: 18,803,722).

During the nine months ended January 31, 2025, 4,097,722 options were exercised with weighted average exercise price of $1.28 for proceeds of $5,245,580, and 160,000 options were canceled. No other options were issued, canceled, or expired during the nine months ended January 31, 2025.

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.24 directors, officers, employees and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years. The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 2.84%-4.01%, expected volatility of 60%-75%, and zero expected dividend yield for a three-year to five-year term. For the nine months ended January 31, 2025, the Company recorded a fair value of $6,929,105 as share-based compensation for the nine months ended January 31, 2025 (January 31, 2024 - $4,819,654) after adjusting for an estimated forfeiture rate of 4%, which resulted in a reduction of the fair value of share-based compensation by $287,092 for the nine months ended January 31, 2025 (January 31, 2024: $nil).  According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for a Vizsla Silver Replacement Option with an adjusted exercise price. The fair value change upon replacement was $38,908.

Restricted shares units ("RSU")

As of January 31, 2025, the Company had 1,656,768 RSUs outstanding (April 30, 2024: 1,044,073).

During the nine months ended January 31, 2025, 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day.

For the nine months ended January 31, 2025, the Company has recognized a share-based compensation of $1,179,134 (January 31, 2024: $844,593) for the RSUs. For the nine months ended January 31, 2025, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $49,131 (January 31, 2024: $nil) which reduces the fair value of share-based compensation.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended January 31, 2025 and 2024, the Company has the following related party transactions:

(a) The Company has incurred $2,827,094 (January 31, 2024: 1,275,611) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $311,750 (January 31, 2024: 235,417) in director fees to the Company's directors.

(c) The Company has paid $585,000 (January 31, 2024: $480,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the nine months ended January 31, 2025, the Company has granted 4,850,000 (January 31, 2024: 3,165,000) stock options to officers and directors of the Company.

(e) For the nine months ended January 31, 2025, the Company has granted 360,000 (January 31, 2024: nil) RSUs to officers of the Company.

(f) As of January 31, 2025, $294,123 was payable to officers of the Company (April 30, 2024: $673,600 and $475,000 was payable to officers and the former Chief Operating Officer of the Company, respectively).

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the nine months ended
Cash compensation	January 31, 2025	January 31, 2024
	$	$
CEO fees	908,750	375,000
CFO fees	416,739	206,247
COO fees	827,917	273,438
SVP Business Development and Strategy fees	383,597	226,000
VP Exploration fees	290,091	194,926
Director fees	311,750	235,417
	3,138,844	1,511,028

	For the nine months ended
Stock-based compensation	January 31, 2025	January 31, 2024
	$	$
CEO fees	1,420,037	1,127,355
CFO fees	691,040	476,993
COO fees	1,100,775	575,774
SVP Business Development and Strategy fees	389,105	429,167
VP Exploration fees	365,137	366,362
Director fees	1,460,634	575,735
	5,426,728	3,551,386

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

TRANSACTIONS WITH RELATED PARTIES (continued)

	For the nine months ended
Restricted shares units	January 31, 2025	January 31, 2024
	$	$
CEO fees	138,901	118,534
CFO fees	67,619	34,770
COO fees	355,258	90,312
SVP Business Development and Strategy fees	72,320	55,767
VP Exploration fees	83,964	82,692
Director fees	34,177	101,601
	752,239	483,676

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's annual audited consolidated financial statements requires management to make certain estimates that affect the amounts reported in the annual audited consolidated financial statements. The accounting estimates considered to be significant are listed below:

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

CRITICAL ACCOUNTING ESTIMATES (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalent, other receivables, and strategic investment in this category.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable regarding previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Fair value calculation of share-based payments in spin-out transaction

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

CRITICAL ACCOUNTING ESTIMATES (continued)

Fair value determination of distributed assets and retained interest on spin-out transaction

Management assessed the fair value of the distributed assets and retained interest at the transaction day. The shares were valued using market prices, while the warrants were estimated using an option pricing model. The retained interest was also measured based on fair value of the shares. Management applied judgment in determining the appropriate timing for recognizing these values in the financial statements.

Multiple arrangements accounted for as a single transaction in spin-out transaction

Significant judgement involved in determining whether multiple arrangements should be accounted for as a single transaction when the Company loses control of a subsidiary in two or more arrangements. As the spin-out arrangement and private placement of Vizsla Royalties are considered entered in contemplation of each other and form a single transaction designed to achieve an overall commercial effect, management assessed the spin-out arrangement and the loss of control in Vizsla Royalties Corp. as one single transaction.

Assessment of the transactions as business combinations or asset acquisitions

Management has had to apply judgment relating to an acquisition with respect to whether the acquisition is a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes, and outputs of the acquisition in order to reach a conclusion. The Company concluded that the acquisition of La Garra as defined in note 8 b) of the condensed consolidated interim financial statements does not meet the definition of a business combination and therefore is accounted for as an asset acquisition.

Valuation of net assets acquired in asset acquisitions

Estimates were made as to the fair value of assets and liabilities acquired in business combinations. The Company measured all assets acquired and liabilities assumed at their acquisition-date fair values.  Additionally, the Company measured the fair value of the consideration payable in cash and in shares applying and calculating discount rates reflective of the timing and risks associated to the Company and the industry it operates in.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 2 of the condensed consolidated interim financial statements for the nine months ended January 31, 2025 and note 2 of the consolidated financial statements for the year ended April 30, 2024.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2025, by approximately $186,702 (nine months ended January 31, 2024: $186,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2025, the Company had a cash and cash equivalents balance of $126,125,355 to settle liabilities of $3,750,473. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for the long-term portion of the Cash Consideration of the acquisition of Goanna Resources. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

OTHER REQUIREMENTS

Risks and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. If any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended January 31, 2025, that have materially affected, or are likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in section Results of Operations.

Outstanding Share Data

As of the MD&A date, the Company had 289,988,537 issued and outstanding common shares. In addition, the Company has 19,705,000 options outstanding that are expiring through June 12, 2029, 258,553 warrants outstanding that are expiring through February 28, 2026, and 1,510,679 RSUs outstanding that are vesting through June 12, 2027. Details of issued share capital are included in Note 10 of the condensed consolidated interim financial statements for the nine months ended January 31, 2025.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on he Company's System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, or the Company's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") profile at www.sec.gov, or on the Company's website: www.vizslasilvercorp.com.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.